

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2010

Mr. Bruce R. Shaw
Chief Financial Officer
Holly Energy Partners, L.P.
100 Crescent Court, Suite 1600
Dallas, Texas 75201-6915

> **Re:**   **Holly Energy Partners, L.P.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 16, 2010**
> **File No. 1-32225**

Dear Mr. Shaw:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Note 3. Acquisitions, page 79

1.   We note your 2009 acquisitions from Holly Corporation ("Holly") were recorded in the amount of $95.1 million which represented Holly's cost basis of the transferred assets. We also note your Principles of Consolidation disclosure in Note 1 that states the pipeline and terminal assets that Holly contributed with the completion of your initial public offering in 2004, the intermediate pipeline assets purchased from Holly in July 2005 and the various pipeline and logistic asset purchases from Holly in 2009 were accounted for as transactions among entities under common control. Tell us how these acquisitions differed from your 2008 asset acquisitions from Holly in the amount of $180 million, where the asset value was allocated under both market and cost valuation approaches. We note that

Holly owns a 34% interest in Holly Energy Partners, L.P. ("HEP") in 2009 and owned 46% in 2008. Citing the specific accounting guidance used, tell us how you determined it was appropriate to account for your 2009 acquisitions on a cost basis as entities under common control and why that guidance would not be applicable to your 2008 asset acquisitions.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Bob Carroll at (202) 551-3362, or Kim Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief